Mail Stop 6010

January 11, 2007

VIA U.S. MAIL AND FACSIMILE (817) 336-5354

Dana Perry
AZZ incorporated
Suite 200
1300 South University Drive
Fort Worth, TX 76107

> **Re:** **AZZ incorporated**
> **Form 10-K for the fiscal year ended February 28, 2006**
> **Filed May 12, 2006**
> **Form 10-Q for the fiscal quarter ended November 30, 2006**
> **File No. 001-12777**

Dear Mr. Perry:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended February 28, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 10

Segment Operating Income, page 12

1. In your response and in future filings, please describe your "minimum acceptable margin initiative" and how it impacted segment operating income.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 33

Revenue Recognition, page 33

2. We refer to your disclosure that you recognize revenue for the Galvanizing Services Segment upon completion of the galvanizing services *or* shipment of the product. In future filings, please clarify the circumstances that determine whether revenue is recognized at completion of service or at shipment of the product.

Note 7. Intangible assets and goodwill, page 30

3. Please tell us whether you recognize amortization of deferred issuance costs within depreciation and amortization expense or within interest expense. Debt issue costs should be amortized to interest expense by the interest method over the life of the debt to which they relate. Please also revise future filings to state your amortization policy. We refer you to SAB Topic 2-A6 and Regulation 5-02(17) of Regulation S-X.

4. As a related matter, please note that debt issuance costs are a deferred charge, not an intangible asset and should be classified accordingly. Please revise in future filings.

Form 10-Q for the quarterly period ended November 30, 2006

Summary of Significant Accounting Policies, page 6

Note 5. Stock-based compensation, page 7

5. We see that the stock appreciation rights that you granted in fiscal 2005 and 2006 were to be settled in cash. Please tell us how you determined whether these stock appreciation rights should be classified as liabilities.

Note 8. Credit Agreement, page 10

6. We see that on May 25, 2006, you entered into a new credit agreement, which replaces your Amended and Restated Revolving and Term Credit Agreement dated as of November 1, 2001. Please tell us how you considered EITF 96-19 and whether this was a modification or exchange of a debt agreement and how this impacted your accounting treatment of debt issue costs.

Note 9. Asset Acquisition, page 10

7. We note that you acquired all of the assets of Witt Industries. Please clarify whether this is a purchase of assets or of a business. Additionally, in future filings, please revise to include the disclosures required by paragraphs 51 – 55 of SFAS 141, to the extent that they are applicable.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-364 or me at (202) 551-3676 if you have questions regarding our comments. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief